SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

OTI RECEIVES FIRST COMMERCIAL ORDERS FROM HYPERCOM
CORPORATION FOR ‘CONTACTLESS’ READER SOLUTIONS
—
Retailers to Benefit from OTI and Hypercom Technologies That Enable New, More
Convenient, Contactless, Faster Payment Programs

Fort Lee, NJ – March 1, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, today announced that global payment technology leader Hypercom Corporation (NYSE: HYC) has ordered its first commercial quantities of OTI’s contactless reader solutions.

OTI’s contactless readers will be integrated into Hypercom’s high-speed, profit-building Optimum T4100 multi-application and Optimum L4100 signature capture card payment terminals specifically designed to speed the check-out lines at retailers worldwide to enable Hypercom’s fast, easy-use and intelligently integrated card payment terminals and transaction networking solutions to give retailers, Independent Sales Organizations (ISOs) and financial institutions the ability to generate new revenues and profits.

Hypercom has already integrated into its solution set OTI’s contactless Saturn 5000 reader, which offers a plug-and-play retro-fit option to merchants already using Hypercom technology at the point-of-transaction. OTI’s patented “matched-antenna” contactless technology coupled with Hypercom’s industry-leading card payment terminals enable fast, easy and seamless, reliable and secure communication. The combined solution also allows issuers to provide consumers with highly secure contactless cards and key fobs with smart stickers and custom designs, such as new specially equipped watches that feature transaction capabilities.

“We are pleased to provide Hypercom with our contactless reader solutions which are compliant with MasterCard PayPassTM and American Express ExpressPayTM and other payment programs and to support the growing demand for contactless payment solutions,“said Oded Bashan, president and CEO, OTI.

“Demand for our Optimum contactless payment terminals is escalating significantly,” said Eric Duprat, senior vice president, Global Marketing and Product Development, Hypercom Corporation. “The intelligent integration of OTI and Optimum is a win-win for retailers who want to speed the check-out line and boost the profit-line.”

About OTI (www.otiglobal.com)

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com.

Hypercom is a registered trademark of Hypercom Corporation. Optimum and Design are registered trademarks of Hypercom Corporation. All other products or services mentioned in this document are trademarks, service marks, registered trademarks or registered service marks of their respective owners.

Certain matters discussed within this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding market acceptance of new products, product performance, product sales, revenues and profits. These forward-looking statements are based on management’s current expectations and beliefs and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include, industry, competitive and technological changes; the loss of, and failure to replace any significant customers; the composition, timing and size of orders from and shipments to major customers; inventory obsolescence; market acceptance of new products and services; the performance of suppliers and subcontractors; risks associated with international operations and foreign currency fluctuations; the state of the U.S. and global economies in general and other risks detailed in our filings with the Securities and Exchange Commission , including the Company’s most recent 10-K and subsequent 10-Qs. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact: Galit Mendelson Director of Corporate Communication 201-944-5200 ext.111 Galit@otiglobal.com	Media Relations: Adam Handelsman 5W Public Relations 212-999-5585 ahandelsman@5wpr.com	IR Contacts: Paul Holm PortfolioPR 212-736-9224 pholm@portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 1st, 2005